ATCO
GROUP

Corporate Office



Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

May 9, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL


PROCESSING
SECTION
RECEIVED
MAY 1 7 2005
203
SEC MAIL
WASH. D.C.

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 3 – Change in Officers/Directors/Trustees, filed May 9, 2005 for L. R. Shaben and D. L. Tait, resigned Directors.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Leslie Lawson
Corporate Secretarial Administrator

Encl.

FILE NO. 82-34744

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Canadian Utilities Limited

Civil Title:	Mr.	
First Name:	David	
Middle Name:	L.M.M.	
Surname:	Tait	
Date of Birth (MM/DD/YYYY):	11/21/1934	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	05/05/2005

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/09/2005 16:13:23
Last Updated:	05/09/2005 16:13:23

FILE NO. 82-34744

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Canadian Utilities Limited

Civil Title:	Mr.	
First Name:	Larry	
Middle Name:	Ralph	
Surname:	Shaben	
Date of Birth (MM/DD/YYYY):	03/20/1935	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	05/05/2005

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/09/2005 16:12:29
Last Updated:	05/09/2005 16:12:29

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

May 9, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed May 9, 2005 for symbol CU.NV
- Corporation's Form 1, filed May 9, 2005 for symbol CU.X
- Corporation's Form 1, filed May 9, 2005 for symbol CU.PR.T
- Corporations' Form 1, filed May 9, 2005 for symbol CU.PR.V
- Corporation's Form 1, filed May 9, 2005 for symbol CU.PR.D
- Corporation's Form 1, filed May 9, 2005 for symbol CU.PR.A
- Corporation's Form 1, filed May 9, 2005 for symbol CU.PR.B
- Insider Report, filed May 9, 2005 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,



Leslie Lawson
Corporate Secretarial Administrator

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.NV
Reporting Period:	04/01/2005 - 04/30/2005

Summary

Issued & Outstanding Opening Balance :	41,432,493	As at :	04/01/2005
	Effect on Issued & Outstanding Securities		
Stock Option Plan	5,450		
Other Issuances and Cancellations	-4,200		
Issued & Outstanding Closing Balance :	41,433,743		

Stock Option Plan

Stock Options Outstanding Opening Balance:	**822,600**	As at :	04/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/30/2005	N		5,450		
04/30/2005	N			1,700	
Totals		0	5,450	1,700	0

Stock Options Outstanding Closing Balance:	**815,450**	As at :	04/30/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/30/2005	Issuer Bid	-4,200
Totals		-4,200

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/09/2005 15:59:10
Last Updated:	05/09/2005 15:57:25

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	04/01/2005 - 04/30/2005

Summary

Issued & Outstanding Opening Balance :	22,014,242	As at :	04/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	22,014,242		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/09/2005 15:59:48
Last Updated:	05/09/2005 15:59:41

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	04/01/2005 - 04/30/2005

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	04/01/2005

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	2,277,675

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/09/2005 16:00:42
Last Updated:	05/09/2005 16:00:36

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	04/01/2005 - 04/30/2005

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	04/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/09/2005 16:01:16
Last Updated:	05/09/2005 16:01:10

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	04/01/2005 - 04/30/2005

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	04/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/09/2005 16:01:56
Last Updated:	05/09/2005 16:01:46

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	04/01/2005 - 04/30/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	04/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	05/09/2005 16:02:35
Last Updated:	05/09/2005 16:02:27

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Canadian Utilities Limited
Symbol : CU.PR.B
Reporting Period: 04/01/2005 - 04/30/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	04/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Leslie Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com
Submission Date: 05/09/2005 16:03:13
Last Updated: 05/09/2005 16:03:08

Insider transaction detail - View details for insider

2005-05-09 13:08 ET

Transactions sorted by : **Insider**
Insider company name : **Canadian Utilities (Starts with)**
Filing date range : **May 9, 2005 - May 9, 2005**

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class A													
475500	2005-04-29	2005-05-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	62.3700	4,200						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
475501	2005-04-29	2005-05-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						

TSX SecureFile

Submission Details

Issuer: Canadian Utilities Limited

Project name: NCIB (April) Report

Project description: Monthly reporting for NCIB

Creation date: 05/09/2005 16:05:25

Created by: leslielawson

Filing Type: Normal Course Issuer Bid

Filing Subtype: General

Document Type: Monthly Report

Symbol: CU.NV

Submission Comment:

Submission File: CUNCIB3 0504.doc

Submitted By: leslielawson

Submission Received: 05/09/2005 16:05:25